AEGIS CAPITAL CORP.
810 Seventh Avenue, 18th Floor
New York, New York 10019

October 28, 2013

Via EDGAR transmission and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Anderegg

Re:  InterCloud Systems, Inc. (the “Company”)
        File No. 333-185293
        Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Aegis Capital Corp., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, October 30, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ David Bocchi
Name:	David Bocchi
Title:	Head Of Investment Banking